                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*

                       REVENUE PROPERTIES COMPANY LIMITED
                                (Name of Issuer)


                                 COMMON SHARES
                         (Title of Class of Securities)


                                   761389402
                                 (CUSIP Number)

                   CAROLE COLBERT, VICE PRESIDENT & SECRETARY
                             GOODMAN & COMPANY LTD.
                        40 King Street West, 55th Floor
                            Toronto, Ontario, Canada
                                    M5H 4A9
                           Telephone:  (416) 365-2404
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 2, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D





CUSIP NO. 761389402                                   PAGE 2 OF 7 PAGES

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GOODMAN & COMPANY LTD.
        55th Floor, 40 King Street West
        Toronto, Ontario, Canada, M5H 4A9

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /

        N/A                                                      (b) / /

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*

        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)                                               / /
        N/A

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Ontario, Canada
                            7        SOLE VOTING POWER
            NUMBER OF                6,494,200 Common Shares SHARES
             SHARES
          BENEFICIALLY      8        SHARED VOTING POWER
             OWNED BY                Nil
               EACH
            REPORTING       9        SOLE DISPOSITIVE POWER
             PERSON                  6,494,200 Common Shares
              WITH         10        SHARED DISPOSITIVE POWER
                                     Nil

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,494,200 Common Shares are held within mutual fund, pension fund, institutional investor and private client accounts of Goodman & Company Ltd. acting as investment counsel and portfolio manager.

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* / /

        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.9%

  14    TYPE OF REPORTING PERSON*

        IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned, Goodman & Company Ltd. ("Goodman"), a wholly-owned subsidiary of Dundee Bancorp Inc. ("Bancorp"), a Canadian public company listed on The Toronto Stock Exchange, hereby submits this statement on Schedule 13D (the "Schedule 13D") relating to the Common Shares of Revenue Properties Company Limited ("Revenue").

ITEM 1.  SECURITY AND ISSUER

This statement relates to the Common Shares (the "Common Shares") of Revenue.

The principal executive offices of Revenue are located at 131 Bloor Street West, Suite 300, Toronto, Ontario M5S 1R1.

ITEM 2.  IDENTITY AND BACKGROUND

(a) - (c)  This Schedule 13D is being filed by Goodman.

The registered office and principal place of business of both Goodman and Bancorp is located at 40 King Street West, 55th Floor, Toronto, Ontario, Canada, M5H 4A9. Both Goodman and Bancorp are corporations incorporated under the laws of the Province of Ontario, Canada.

The principal business of Goodman is the management and distribution of mutual fund assets, pension funds, institutional accounts and private individuals.
The principal business of Bancorp is the provision of investment management and administrative services to mutual funds, several closed-end funds, pension funds, institutional accounts and private individuals.

The following is a list of the directors and executive officers of Goodman, their positions with Goodman, their present principal occupations and their business addresses (if other than Goodman):


NAME AND ADDRESS    POSITION HELD                  PRINCIPAL OCCUPATION
----------------    -------------                  --------------------
Oscar Belaiche      Vice President                 Vice President, Goodman &
                                                   Company Ltd.

Norman P. Bengough  Vice President and
                    Director                       President, Goodman & Company,
                                                   Investment Counselling

Ray Benzinger       Vice President, Finance,       Executive Vice President,
                    Chief Financial Officer and    Chief Financial Officer,
                    Director                       Dundee Bancorp Inc. and
                                                   Vice President, Finance
                                                   and Chief Financial
                                                   Officer, Goodman &
                                                   Company Ltd.

Edward Bezeau       Vice President                 Vice President, Goodman &
                                                   Company Ltd.

Terence Buie        Vice President and Director    President, Goodman & Company,
                                                   Dynamic Mutual Funds

Carole Colbert      Vice President, Secretary      Vice President and Secretary,
                    and Director                   Dundee Bancorp Inc. and
                                                   Goodman & Company Ltd.

Joe Evershed        Vice President                 Vice President, Goodman &
                                                   Company Ltd.

Rosanna Gatti       Controller                     Controller, Goodman &
                                                   Company Ltd.

NAME AND ADDRESS    POSITION HELD                  PRINCIPAL OCCUPATION
----------------    -------------                  --------------------

David Goodman       Vice President and Director    Vice President, Goodman &
                                                   Company Ltd.

Jonathan Goodman    Vice President and Director    Executive Vice President,
                                                   Dundee Bancorp Inc. and Vice
                                                   President, Goodman &
                                                   Company Ltd.

Ned Goodman         Chairman, President,           Chairman, President and CEO,
                    Chief Executive Officer        Dundee Bancorp Inc. and
                    and Director                   Goodman & Company Ltd.

Murray John         Vice President                 Vice President, Goodman  &
                                                   Company Ltd.

Vaino Keelmann      Vice President and Director    Vice President, Goodman &
                                                   Company Ltd.

Donald MacDonald    Vice President and President,  Vice President and President
                    Private Wealth Management      Private Wealth Management,
                                                   Goodman & Company Ltd.

Michael McHugh      Vice President                 Vice President, Goodman &
                                                   Company Ltd.

Anne MacLean        Vice President                 Vice President, Goodman &
                                                   Company Ltd.

John Pereira        Assistant Controller           Assistant Controller,
                                                   Goodman & Company Ltd.

Ray Steele          Vice President and President,  Vice President and President,
                    Pension Services Division      Pension Services Division,
                                                   Goodman & Company Ltd.

The following is a list of the directors and executive officers of Bancorp, their positions with Bancorp, their present principal occupations and their business addresses (if other than Bancorp):


NAME AND ADDRESS             POSITION HELD         PRINCIPAL OCCUPATION
----------------             -------------         --------------------

Normand Beauchamp            Director              President and Chief Executive
1717 Rene Levesque                                 Officer, Radiomutuel Inc.,
Blvd. East                                         communications company
Montreal, Quebec
H2L 4E8

Norman Bengough              Director              President, Goodman & Company,
                                                   investment counsel

Robert M. Buchan             Director              Chairman, Chief Executive
40 King St. W.,                                    Officer, Kinross Gold
57th Floor                                         Corporation, gold mining
Toronto, Ontario                                   company
M5H 3Y2

Paul A. Carroll              Director              Chairman, Chief Executive
4 King Street West                                 Officer, World Wide
Suite 1208                                         Minerals Ltd., mining
Toronto, Ontario                                   company  and Counsel to
M5H 1B6                                            Smith, Lyons, law firm

NAME AND ADDRESS             POSITION HELD         PRINCIPAL OCCUPATION
----------------             -------------         --------------------

Jonathan Goodman             Executive Vice        Executive Vice President,
                             President and         Dundee Bancorp Inc., Vice
                             Director              President, Goodman &
                                                   Company Ltd., investment
                                                   counsel

Ned Goodman                  Chairman, President,  Chairman, President and
                             Chief Executive       Chief Executive Officer,
                             Officer               and Director
                                                   Dundee Bancorp Inc. and
                                                   Goodman & Company Ltd.

Myron I. Gottlieb            Director              President, Livent Inc.,
165 Avenue Rd., Suite 600                          live theatre production
Toronto, Ontario                                   company
M5R 2H7

Richard L. Lister            Director              President and Chief
161 Bay St., Suite 3750                            Executive Officer, Zemex
Toronto, Ontario                                   Corporation, base metals
M5J 2S1                                            mining company

Garth A. C. MacRae           Vice Chairman and     Vice Chairman, Dundee
                             Director              Bancorp Inc.

Richard J. Renaud            Director              Chairman, MPACT Immedia Corp.
One Place Ville Marie,                             electronic commerce software
Suite 3611                                         company
Montreal, Quebec
H3B 3P2

K. Barry Sparks              Director              President, Torvan Capital
141 Adelaide Street West                           Group Inc., private advisory
Suite 1105                                         and management company
Toronto, Ontario
M5H 3L5

Harry R. Steele              Director              Chairman and Chief Executive
745 Windmill Road                                  Officer, Newfoundland
Dartmouth, Nova Scotia                             Capital Corporation
B3B 1C2                                            Limited, holding company

Ray Benzinger                Executive Vice        Executive Vice President,
                             President             Chief Financial Officer,
                                                   Dundee Bancorp Inc.
                                                   and Goodman & Company Ltd.

Donald K. Charter            Executive Vice        Executive Vice President,
                             President             Dundee Bancorp Inc.

Carole Colbert               Vice President and    Vice President and
                             Secretary             Secretary, Dundee Bancorp
                                                   Inc. and Goodman & Company
                                                   Ltd.

Aaron H. Gropper             Vice President        Vice President, Dundee
                                                   Bancorp Inc.

Gary Kawaguchi               Senior Vice           Senior Vice President,
                             President, Marketing  Marketing, Dundee Bancorp
                                                   Inc.

  (a) During the past five years none of Goodman and Bancorp, or to the best knowledge of Goodman and Bancorp, and their directors and executive officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

  (b) During the past five years none of Goodman and Bancorp, or to the best knowledge of Goodman and Bancorp, and their directors and executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

  (c) All of the directors and officers are Canadian citizens except for Messrs. Keelmann and John who are citizens of Australia residents in Canada.

Goodman is a wholly-owned subsidiary of Bancorp, a Canadian public company listed on The Toronto Stock Exchange.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All Common Shares were purchased for Canadian client accounts including mutual funds, pension funds, institutional accounts and private individuals for which Goodman has full discretionary authority in its capacity as Investment Counsel and Portfolio Manager.


ITEM 4.  PURPOSE OF TRANSACTION

(a) The Common Shares of Revenue are held in each such discretionary account pursuant to the investment purposes of such accounts;

(b) Goodman has no plans or proposals to cause Revenue to enter into any extraordinary corporate transaction such as a merger, reorganization or liquidation of Revenue or any of its subsidiaries;

(c) Goodman has no plans or proposals to cause Revenue or any of its subsidiaries to sell or transfer a material amount of assets;

(d) Goodman has no representative(s) on the Revenue board of directors and has no plans or proposals which would result in a change in the present board of directors or management of Revenue, whether through a change in the number or term of directors or otherwise;

(e) Goodman has no plans to make any material change in the present capitalization or dividend policy of Revenue;

(f) Goodman has no plans or proposals to cause Revenue to make any other material change in its business or corporate structure;

(g) Goodman has no plans or proposals to cause Revenue to change its articles of incorporation or by-laws or to take other actions which may impede the acquisition of control of Revenue by any person;

(h) Goodman has no plans or proposals to cause the Common Shares to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

(i) Goodman has no plans or proposals to cause the Common Shares to become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; and

(j) Goodman has no plans or proposals to take any actions similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Goodman has control or direction over approximately 6,494,200 Common Shares representing approximately 9.9% of the outstanding Common Shares of Revenue only as a result of its position as investment counsel and portfolio manager with discretionary authority over the client accounts in which the Shares are held. Goodman also holds $2,000,000 convertible debentures bearing interest at 7% per annum and convertible at Goodman's option to 606,061 Common Shares of Revenue at $3.30 per share at any time prior to December 31, 2006; and 4,995,000 warrants to purchase Common Shares at a price of $4.35 on or before September 1, 2000.

These Common Shares, warrants and convertible debentures are held within mutual fund assets, pension funds, institutional accounts and private individuals. Goodman has full dispositive and voting power with the exception of extraordinary matters which are required to be voted by the investor in the case of private client accounts only.

Unless otherwise noted, to the best knowledge of Goodman and Bancorp, and their directors and executive officers, Goodman has sole voting and dispositive power over the securities reported herein over which it has control or direction. Except as disclosed herein, during the past sixty days none of Goodman and Bancorp, nor, to the best knowledge of Goodman and Bancorp, any of their directors and executive officers, have effected any transaction in the securities reported on this Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENT, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than those indicated in Items 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Revenue, including but not limited to transfer or voting of any such securities of Revenue, including but not limited to transfer or voting of any such securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


ITEM 7.  EXHIBITS

Nil


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 24, 1998                          GOODMAN & COMPANY LTD.




                                        "Carole Colbert"
                                        ---------------------------------------
                                        Name:    Carole Colbert
                                        Title:   Vice President and Secretary





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